Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 10 DATED NOVEMBER 15, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – NPSC Westmoreland - Controlled Subsidiary

On November 9, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary”), for an initial purchase price of $1,040,103 which is the initial stated value of our equity interest in the Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary (the “NPSC WESTMORELAND Investment”). The Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary used the proceeds to acquire an existing six bedrooms, 2 bathroom, 2,440 square foot home on a 7,202 square foot lot in the Mid Los Angeles neighborhood of North East Los Angeles (the “NPSC WESTMORELAND Property”). The closing of both the NPSC WESTMORELAND Investment and the NPSC WESTMORELAND Property occurred concurrently.

The NPSC WESTMORELAND Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary is managed by us and it is anticipated that the controlled subsidiary will transfer or turn into a joint venture in the future.

Pursuant to the agreements governing the NPSC WESTMORELAND Investment (the “NPSC WESTMORELAND Operative Agreements”), we have full authority for the management of the Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary, including the NPSC WESTMORELAND Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the NPSC WESTMORELAND Investment, paid directly by the Fundrise eFUND – NPSC WESTMORELAND - Controlled Subsidiary. We anticipate retaining these control rights if the controlled subsidiary is contributed or turned into a joint venture structure in the future.

In addition to the purchase price of $1,040,103, we anticipate additional costs of approximately $305,000 to complete entitlements approvals yielding five (5) small lot homes. The business plan then entails selling the property upon completion of entitlements. There can be no assurance that the anticipated completion cost will be achieved.

The NPSC WESTMORELAND Investment is anticipated to be held for 24 to 36, including sale upon completion of entitlements. We believe the property will be able to achieve up to a 12% unleveraged IRR upon sale based on a $350,000 per entitled lot sellout price. However, there can be no assurance that such value will be achieved.

The NPSC WESTMORELAND Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for entitled small lot land in the immediate submarket. The Mid LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.